CDOOR CORP.
Room 3304, Bldg. #6, Lane 218, Wu-Zhou Road
Zhong-Huang Plaza
Shanghai, China 200080

February 8, 2007

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C.
U.S.A., 20549
Mail Stop 0610

Attention:    Mr. John L. Krug, Division of Corporate Finance

Dear Mr. Krug:

Re:	CDoor Corp. (the "Company")
Company Acknowledgements

In connection with our filing of our Definitive Proxy Statement on Schedule 14A via EDGAR on February 7, 2007, we acknowledge that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

CDOOR CORP.

Per:	/s/ Ka Yu
Ka Yu, President & CEO